UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2025
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from

to

Commission File Number
001-37911

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ANHEUSER-BUSCH 401(k) SAVINGS AND
RETIREMENT PLAN
One Busch Place
St. Louis, Missouri 63118

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ANHEUSER-BUSCH INBEV SA/NV
Brouwerijplein 1, 3000 Leuven
Belgium

ANHEUSER-BUSCH 401(k)
SAVINGS AND RETIREMENT PLAN
FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2025 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants, Plan Administrator, and Pension Investment Committee
Anheuser-Busch 401(k) Savings and Retirement Plan
St. Louis, Missouri
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Anheuser-Busch 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2025
and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the schedule of assets held at end of year has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Clark, Schaefer, Hackett & Co.
We have served as the Plan’s auditor since 2016.
Columbus, Ohio
June 26, 2026

ANHEUSER-BUSCH 401(k)
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars In Thousands)

	December 31,
	2025	2024
Assets
Investments, At Fair Value
Collective trust funds	$3,234,812	$2,917,079
Registered investment companies	668,888	586,605
A-B InBev Company ADR fund	74,631	62,373

Total Investments, At Fair Value	3,978,331	3,566,057

Receivables
Notes receivable from participants	51,041	52,381
Company contribution	799	839

Total Receivables	51,840	53,220

Net Assets Available For Benefits	$4,030,171	$3,619,277

See the notes to financial statements.	Page 2

ANHEUSER-BUSCH 401(k)
SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
(Dollars In Thousands)
For The Year Ended December 31, 2025

Additions To Net Assets Attributed To:
Contributions
Participants	$118,611
Company	64,634
Rollovers	10,870

Total Contributions	194,115

Deductions From Net Assets Attributed To:
Distributions to participants	(367,961)
Administrative expenses	(1,488)

Total Deductions	(369,449)

Investment Income
Net appreciation in fair value of investments	547,577
Dividends	35,888

Net Investment Income	583,465

Interest Income From Notes Receivable From Participants	3,780

Net Increase Before Asset Transfer	411,911
Assets Transferred Out	(1,017)

Net Increase	410,894
Net Assets Available For Benefits - Beginning Of Year	3,619,277

Net Assets Available For Benefits - End Of Year	$4,030,171

See the notes to financial statements.	Page 3

ANHEUSER-BUSCH 401(k)
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2025 And 2024

1.	Plan Description
The following description of the Anheuser-Busch 401(k) Savings and Retirement Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible employees of Anheuser-Busch Companies, LLC (the Company) and certain subsidiaries of the Company and adopting employers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Plan Administration
The Plan’s named fiduciaries are the Company, as Plan Sponsor and Plan Administrator, and Vanguard Fiduciary Trust Company, as Trustee.
As
Plan Sponsor, the Company has the right to amend or terminate the Plan and designate the Plan’s named fiduciaries. The Trustee has the authority to invest, manage and control the assets of the trust in accordance with the provisions of the Plan and the trust agreement.
Eligibility
The Plan permits immediate participation in the Plan for employees of a participating employer. Participation by eligible employees is voluntary.
Contributions
A participant may contribute from 0.5% to 50% of base pay through payroll deductions for before-tax
contributions and/or
after-tax
contributions, subject to limitations as set forth in the Plan Document and by the Internal Revenue Code (the Code). Contribution rates for certain highly compensated employees may be limited to satisfy nondiscrimination provisions of the Code.
Participants who are at least age 50 may also make
before-tax
and Roth
after-tax
catch-up
contributions to the Plan on an unmatched basis,
subject
to limitations as set forth by the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).

ANHEUSER-BUSCH 401(k)
 SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements
(Continued)

The Company contributes a matching cash contribution amount to certain participants, up to a certain percentage of base pay contributed by a participant to the Plan. The Company also makes a nonelective contribution to certain
participants, as defined in the Plan Document.
Vesting
Participants are immediately vested in their voluntary contributions and rollover contributions, plus investment earnings. Company contributions vest upon completion of three years of vesting service. Company contributions also vest upon certain circumstances including termination of employment by reason of death or permanent disability.
Forfeitures
Forfeitures result from a participant’s termination of employment and account distribution before the participant is 100% vested in Company contributions. Forfeited amounts are used to reduce future Company contributions and approximately $4,449,000 were used during the year ended December 31, 2025. As of December 31, 2025 and 2024, there was unused forfeitures of approximately $854,000 and $1,319,000, respectively.
Payment Of Benefits
The Plan permits
in-service
withdrawals subject to certain restrictions. Distributions for terminations are made in lump sums or installments and are comprised of the market value of participants’ contributions and vested Company contributions.
Notes Receivable From Participants
A participant may borrow from vested account balances, subject to certain conditions. The minimum loan amount is $1,000; the maximum amount is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the one-year
period ending on the day before the loan is made, or 50% of the vested account balance. A participant may have no more than two loans outstanding at any time. The interest rate for the life of the loan is set quarterly at the prime rate plus 1% as of the beginning of the quarter. The term of a loan for the purchase of a principal residence may be up to ten years; the term of a loan for any other reason may not exceed five years.
Plan Expenses
Administrative expenses incurred are charged to participant accounts.

ANHEUSER-BUSCH 401(k)
 SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements
(Continued)

Plan participants are charged asset management fees based on fund balances. Asset management fees are accrued daily by the Trustee based on participant balances in each fund and are offset against investment income.
Plan Termination
The Company intends to continue the Plan. However, the Company may at any time and for any reason, subject to the provisions of ERISA, suspend or terminate the Plan provided that such action does not adversely affect the rights of any participant under the Plan. Such termination would result in the immediate and full vesting of each participant’s account balance. The Trustee would then retain the assets until otherwise distributable under the Plan.

2.	Summary Of Significant Accounting Policies
Basis Of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting except for benefit payments, which are recorded when paid.
Use Of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
Investments Valuation And Income Recognition
Investments are reported at fair market value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend
date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

ANHEUSER-BUSCH 401(k)
 SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements
(Continued)

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan Document.

3.	Fair Value Measurements
The Plan follows current accounting guidance, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

ANHEUSER-BUSCH 401(k)
 SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements
(Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value:
Collective Trust Funds
The collective trust funds are valued at the daily quoted price provided by the trustee. The collective trust funds held by the Plan are valued based on Level 2 inputs as the value of the collective trust funds are not quoted in active markets.
Registered Investment Companies
Valued at the daily closing price as reported by the fund. Registered investment companies held by the Plan are open-end
mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The registered investment companies held by the Plan are deemed to be actively traded.
A-B
InBev Company ADR Fund
Plan investments include the
A-B
InBev Company ADR Fund (the ADR Fund), an employer securities fund. Participant investments that are directed to the ADR Fund are used to purchase Anheuser-Busch InBev American Depositary Receipts (ADRs), which represent the right to receive shares of Anheuser-Busch InBev common stock. Anheuser-Busch InBev ADRs are publicly traded in U.S. dollars on the New York Stock Exchange. Shares of Anheuser-Busch InBev common stock are publicly traded on the Euronext exchange.
The fair value of the Plan’s interest in the ADR Fund is based on quoted market prices on the last day of the Plan year.
The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ANHEUSER-BUSCH 401(k)
 SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements
(Continued)

The following table sets forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2025:

	(Dollars In Thousands)
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Collective trust funds	$—	$3,234,812	$—	$3,234,812
Registered investment companies	668,888	—	—	668,888
A-B InBev Company ADR fund	74,631	—	—	74,631

Total Investments In The Fair Value Hierarchy	$743,519	$3,234,812	$—	$3,978,331

The following table sets forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2024:

	(Dollars In Thousands)
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Collective trust funds	$—	$2,917,079	$—	$2,917,079
Registered investment companies	586,605	—	—	586,605
A-B InBev Company ADR fund	62,373	—	—	62,373

Total Investments In The Fair Value Hierarchy	$648,978	$2,917,079	$—	$3,566,057

4.	Tax Status Of The Plan
The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated May 11, 2017, indicating that the Plan qualifies under the applicable provisions of Section 401 of the Code, and is therefore exempt from federal income taxes. The Plan has been amended since the date of the determination letter. The Plan Administrator believes that the Plan has continued to be designed and operated in compliance with the applicable requirements of the Code.

ANHEUSER-BUSCH 401(k)
 SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements
(Continued)

Accounting principles generally accepted in the United States of America require plan
management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Party In Interest Transactions
Plan investments include registered investment companies and units of collective trust funds managed by the Plan’s Trustee. In addition, the Plan holds an investment in Company ADRs. Certain participants have outstanding loans as of December 31, 2025 and 2024. These transactions qualify as allowable party in interest transactions under ERISA.

6.	Risks And Uncertainties
Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits.

7.	Assets Transferred Out
In 2025, participant accounts related to certain breweries that were divested in 2024 were transferred to another plan.

ANHEUSER
-BUSCH 401(k)
SAVINGS AND RETIREMENT PLAN

EIN:
43-1162835
PLAN NUMBER: 059
SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2025
(
Dollars In Thousands
)

(a)	(b) Identity Of Issuer, Borrower, Lessor Or Similar Party	(c) Description Of Investment Including Maturity Date, Rate Of Interest, Collateral, Par, Or Maturity Value	(d) Cost	(e) Current Value
*	Vanguard Institutional 500 Index Trust	Collective trust fund	**	$821,116
*	Vanguard Institutional Extended Market Index Trust	Collective trust fund	**	333,508
*	Vanguard Institutional Total Bond Market Index Trust	Collective trust fund	**	219,062
*	Vanguard Target Retirement 2020 Trust Plus	Collective trust fund	**	92,350
*	Vanguard Target Retirement 2025 Trust Plus	Collective trust fund	**	156,129
*	Vanguard Target Retirement 2030 Trust Plus	Collective trust fund	**	205,243
*	Vanguard Target Retirement 2035 Trust Plus	Collective trust fund	**	205,723
*	Vanguard Target Retirement 2040 Trust Plus	Collective trust fund	**	180,702
*	Vanguard Target Retirement 2045 Trust Plus	Collective trust fund	**	203,618
*	Vanguard Target Retirement 2050 Trust Plus	Collective trust fund	**	204,984
*	Vanguard Target Retirement 2055 Trust Plus	Collective trust fund	**	207,663
*	Vanguard Target Retirement 2060 Trust Plus	Collective trust fund	**	115,632
*	Vanguard Target Retirement 2065 Trust Plus	Collective trust fund	**	37,769
*	Vanguard Target Retirement 2070 Trust Plus	Collective trust fund	**	5,199
*	Vanguard Target Retirement Income and Growth Trust	Collective trust fund	**	3,073
	T. Rowe Price Blue Chip Growth Trust	Collective trust fund	**	147,545
*	Vanguard Target Retirement Income Trust Plus	Collective trust fund	**	25,791
*	Vanguard Retirement Savings Trust III	Collective trust fund	**	36,850
	Allspring Speacial Small Cap Value Fund	Collective trust fund	**	10,206
	American Century U.S. Small Cap Growth	Collective trust fund	**	22,649
	American Funds EuroPacific Growth Fund	Registered investment company	**	31,068
	Baird Aggregate Bond Fund	Registered investment company	**	23,037
	Baird Mid Cap Fund	Registered investment company	**	14,886
	JPMorgan Mid Cap Value Fund	Registered investment company	**	20,298
*	Vanguard Equity Income Fund	Registered investment company	**	48,841
*	Vanguard FTSE All-World ex-US Index Fund	Registered investment company	**	324,627
*	Vanguard Treasury Money Market Fund	Registered investment company	**	206,131
*	A-B InBev Company ADR Fund	Common stock fund	**	74,631
*	Participant Notes Receivable	4.25% to 9.5%, maturing through November 2035	—	51,041

				$4,029,372

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, Line 4i.

*	Investment represents allowable transaction with a party in interest or represents a party-in-interest to the Plan.
**	Cost information has been omitted as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANHEUSER-BUSCH 401(k) SAVINGS AND
RETIREMENT PLAN

/s/ Erik Mosley
Erik Mosley
Director, Retirement Plans

June 26, 2026

EXHIBIT INDEX

23.	Consent of Independent Registered Public Accounting Firm – Clark, Schaefer, Hackett & Co.